Exhibit 99.31

NexGen Returns 36.5m at 10.11% U3O8 including 3.5m at 52.33% U3O8 on the Currently Defined Southwest Extent of the Higher Grade A2

Sub-Zone

Vancouver, BC, January 5, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSXV:NXE, OTCQX:NXGEF) is pleased to report assay results from an additional seven angled drill holes from our highly successful summer 2015 program on our 100% owned, Rook I property, Athabasca Basin, Saskatchewan.

All seven holes reported have returned significant and extensive uranium mineralization. Most notably, AR- 15-59c2 intersected 36.5 m at 10.11% U3O8 including 3.5 m at 52.33% U3O8 which represents another world- class intersection from the higher grade A2 sub-zone (the “Sub-Zone”, see Figure 2). Hole -59c2 was drilled at the currently defined southwest extent of this continuously mineralized Sub-Zone which spans 203 m in strike length, begins at less than 400 m below surface and remains open in all directions. The Sub-Zone will be one of a number of top priorities in the winter 2016 drill program set to commence imminently.

In addition, holes AR-15-54c4 and AR-15-56c2 intersected significant intervals of uranium mineralization across substantial widths in the A2 and A3 shears, respectively. Both shears remain open in all directions, which presents an exciting growth opportunity for the Arrow zone during the winter 2016 drill program.

Assay results from a further seven holes from the summer 2015 program remain pending including holes AR- 15-61c2 which intersected 21.2 m of off-scale radioactivity (>10,000 to >61,000 cps) in a formerly undrilled area of the A3 shear, and AR-15-62 which intersected 30.35 m of off-scale radioactivity in the Sub-Zone (see News Release dated October 29, 2015).

Drill hole locations and the Sub-Zone, A2 and A3 long sections are shown in Figures 1 to 4. Angled drill hole results from the Sub-Zone are in Table 1, and assay results are shown in Table 2.

Highlights:

A2 Shear

•	AR-15-59c2 (130 m up-dip and to the southwest from AR-15-44b) intersected 36.5 m at 10.11% U3O8 (495.0 to 531.5 m) including 14.5 m at 20.38% U3O8 (517.0 to 531.5 m) including 3.5 m at 52.33% U3O8 (526.5 to 530.0 m) all within the Sub-Zone.

•	AR-15-54c4 (125 m down-dip and to the southwest from AR-15-44b) intersected 9.5 m at 6.93% U3O8 (694.5 to 704.0 m) in the A2 high-grade shear.

Table 1: Higher Grade A2 Sub-Zone Angled Drill Holes

	AR-15-59c2[1]	AR-15-54c1[2]	AR-15-58c1[2]	AR-15-62[1]	AR-15-44b2	AR-15-49c2[2]	AR-15-57c3[2]
Total composite mineralization =	75.50 m	42.00 m	86.00 m	143.0 m	135.60 m	73.50 m	62.50 m
Total Off-scale (>10,000 to 29,999 cps)[3] =	11.40 m	5.90 m	14.30 m	17.75 m	30.25 m	15.70 m	4.40 m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.50 m	3.00 m	3.85 m	10.6 m	7.75 m	5.20 m	2.50 m
Total Off-scale (>61,000 cps)[3] =	1.00 m	0.5 m	2.00 m	2.0 m	1.50 m	2.15 m	1.80 m
Continuous GT (Grade x Thickness) =	371	277	200 and 345	Assays Pending	655	605	319

[1]	radioactivity results previously released
[2]	radioactivity and assays results previously released
[3]	minimum radioactivity using RS-125 gamma spectrometer

A3 Shear

•	AR-15-56c2 (218 m down-dip from AR-15-48c1) intersected 32.0 m at 1.58% U3O8 (746.0 to 778.0 m) in the A3 shear.

Arrow, Activities & Financial

•	The land-based and basement hosted Arrow zone currently covers an area of 645 m by 235 m with a vertical extent of mineralization commencing from 100 m to 920 m, and remains open in all directions and at depth.

•	The commencement of a 30,000 m winter 2016 drill program is scheduled for early January 2016.

•	The release of a maiden NI 43-101 resource estimate on the Arrow zone is scheduled for the first half of 2016.

•	The Company has cash on hand of approximately $34M.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: “These batch of assay drill results continue to showcase the world-class nature of the Arrow zone, which is highlighted here by hole AR- 15-59c2 returning 36.5m at 10.11% U3O8 at the currently defined southwest boundary of the higher grade A2 sub-zone. The rapid development of this zone during the summer 2015 drill program has been a huge success at Arrow. To discover the continuously mineralized higher grade A2 sub-zone whilst systematically testing the shear, highlights the potential for the discovery of additional higher grade sub-zones.”

Leigh Curyer, Chief Executive Officer, commented: “The success at Arrow in the summer of 2015, evident by this latest batch of drill results, continues to make the case for Arrow being one of the most exciting uranium projects on the world-stage. We look forward to commencing our 30,000 m winter 2016 drill campaign at

Rook I in early January which will focus on extensions of mineralization to the southwest and northeast of the Arrow zone, the higher grade A2 sub-zone, the Bow Discovery, and other high priority Rook I regional targets.”

Table 2: Arrow Zone Assay Results

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	SRC Geoanalytical Results
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Interval (m)	U3O8 (wt%)
AR-15-54c4	140	-76	992.30	109.00	596.00	625.50	29.50	0.47
					629.50	642.00	12.50	0.15
					644.50	654.50	10.00	0.73
					658.50	692.00	33.50	0.90
					694.50	704.00	9.50	6.93
					724.50	725.00	0.50	0.02
					730.00	735.00	5.00	0.32
					743.00	744.00	1.00	0.02
					748.00	750.50	2.50	0.02
					753.50	754.00	0.50	0.02
					756.50	757.50	1.00	0.02
					761.00	768.50	7.50	0.07
					772.50	773.50	1.00	0.09
					780.00	790.50	10.50	0.03
					801.00	802.00	1.00	0.03
					809.50	814.00	4.50	0.09
					817.00	828.50	11.50	0.05
					834.50	835.00	0.50	0.02
					845.00	845.50	0.50	0.05
					862.00	888.00	26.00	0.04
					891.00	921.50	30.50	0.22
					927.50	943.50	16.00	0.57
					970.50	972.00	1.50	0.07
AR-15-56c2	139	-76.5	999.00	110.40	479.50	481.50	2.00	0.08
					566.00	576.50	10.50	1.46
					579.50	589.50	10.00	1.45
					593.50	599.50	6.00	0.08
					610.00	614.50	4.50	0.07
					643.00	645.00	2.00	0.15
					718.00	722.50	4.50	0.03
					726.50	734.00	7.50	0.05
					746.00	778.00	32.00	1.58

					782.00	782.50	0.50	0.61
					793.00	793.50	0.50	0.01
					811.50	813.50	2.00	0.08
					819.00	820.50	1.50	14.83
					824.00	825.00	1.00	0.62
					897.50	899.00	1.50	0.75
					916.00	917.50	1.50	3.67
					929.50	931.00	1.50	0.03
					937.50	938.00	0.50	0.05
AR-15-56c3	139	-76.5	762.00	110.40	629.50	632.00	2.50	0.02
					643.00	644.00	1.00	0.02
					646.50	647.00	0.50	0.18
					650.50	653.50	3.00	0.12
					657.00	660.50	3.50	0.01
					668.50	678.50	10.00	1.63
					707.50	708.50	1.00	1.87
AR-15-57c4	140	-73	543.00	109.30	333.00	339.00	6.00	0.02
					350.50	412.00	61.50	0.10
					414.50	428.00	13.50	0.14
AR-15-57c5	140	-73	855.00	109.30	305.00	305.50	0.50	0.01
					345.50	346.00	0.50	0.04
					349.00	354.00	5.00	0.02
					358.00	375.00	17.00	0.06
					379.00	437.50	58.50	0.61
					529.00	530.00	1.00	0.02
					532.50	533.00	0.50	0.02
					535.50	537.00	1.50	0.08
					542.50	547.50	5.00	0.10
					551.50	557.00	5.50	0.11
					560.50	563.50	3.00	2.10
					590.00	598.50	8.50	0.93
					603.00	604.00	1.00	1.23
					611.50	615.00	3.50	0.99
					618.50	624.00	5.50	0.64
					631.00	635.00	4.00	0.51
					646.00	647.00	1.00	1.45
					654.00	657.50	3.50	1.00
					663.50	664.00	0.50	0.01
					668.50	669.00	0.50	1.02
					716.00	722.50	6.50	0.70
					781.00	783.00	2.00	0.25

					787.00	799.00	12.00	0.18
					805.50	806.00	0.50	0.03
					810.50	811.50	1.00	0.38
					816.50	817.00	0.50	0.03
					823.00	824.00	1.00	0.04
					826.00	827.50	1.50	0.04
					830.00	830.50	0.50	0.03
AR-15-58c2	140	-73	738.00	100.65	391.00	393.00	2.00	0.17
					426.00	427.50	1.50	0.03
					431.50	437.00	5.50	0.04
					443.00	444.00	1.00	0.03
					449.00	452.00	3.00	0.05
					456.50	457.00	0.50	0.01
					467.50	471.50	4.00	0.02
					474.50	488.00	13.50	0.05
					490.50	492.50	2.00	0.04
					499.50	501.00	1.50	0.03
					505.00	508.50	3.50	0.02
					518.50	520.50	2.00	0.03
					592.50	593.50	1.00	0.05
					598.50	613.50	15.00	0.07
					617.50	626.00	8.50	0.34
					631.50	632.00	0.50	0.01
					635.00	644.50	9.50	0.61
					647.50	649.50	2.00	0.41
					658.00	661.00	3.00	0.47
					669.00	669.50	0.50	0.18
					694.50	695.00	0.50	0.01
AR-15-59c2	150	-75	1005.00	102.20	462.00	477.00	15.00	0.10
					483.50	487.00	3.50	0.07
					489.50	558.00	68.50	5.42
				including	495.00	531.50	36.50	10.11
				including	517.00	531.50	14.50	20.38
				including	526.50	530.00	3.50	52.33
					560.50	576.00	15.50	0.09
					587.50	592.50	5.00	0.03
					611.50	615.50	4.00	0.03
					637.50	642.50	5.00	0.05
					645.00	650.50	5.50	0.32
					653.00	661.50	8.50	0.05
					666.00	678.00	12.00	0.04

683.00	687.00	4.00	0.06
697.00	707.00	10.00	0.03
711.50	713.50	2.00	0.07
717.00	718.00	1.00	0.01
770.00	793.50	23.50	0.05
796.50	803.50	7.00	0.18
810.50	813.50	3.00	0.13
828.50	856.00	27.50	0.04
866.50	876.00	9.50	0.05
879.00	881.50	2.50	0.16
884.00	886.00	2.00	0.14
890.50	895.50	5.00	0.05
898.50	906.50	8.00	0.58
911.00	913.00	2.00	0.23
919.00	920.00	1.00	0.48
925.00	926.50	1.50	0.02
930.50	936.00	5.50	0.05
956.50	960.00	3.50	0.18
971.00	971.50	0.50	0.04
979.50	980.50	1.00	0.04

Composite parameters:

•	Minimum thickness 0.5 m downhole

•	Cutoff grade 0.01% U3O8

•	Maximum internal dilution 2.00 m downhole

•	U3O8 analyzed by ICP-OES at SRC Laboratories, Saskatoon, Saskatchewan

•	All depths and intervals are meters downhole, true thicknesses are yet to be determined

Split core samples were taken systematically, and intervals were submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples were analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples were analyzed for U3O8 by ICP-OES and gold by fire assay.

All assay batches reported herein are subjected to and have passed rigorous internal QA/QC protocols that include, but are not limited to, the blind insertion of standard reference materials, blank materials and field duplicates into the sample stream at both random and systematic intervals.

The technical information in this news release has been approved by Garrett Ainsworth, P.Geo., Vice President – Exploration & Development, a qualified person for the purposes of National Instrument 43- 101 – Standards of Disclosure for Mineral Projects. Mr. Ainsworth reviewed the data disclosed in this news release, including the sampling, analytical and test data underlying the information contained in this news release. Mr. Ainsworth has verified that the results are accurate by reviewing the official assay certificates provided to the Company.

Figure 1: Arrow Zone Drill Hole Locations

AR-15-57c5
AR-15-57c4
AR-15-56c3
AR-15-56c2
AR-15-58c2
AR-15-54c4
AR-15-59c2
Longsection Window (A2)
Longsection Window (A3)
A1 Shear
A2 Shear
A3 Shear
A4 Shear
Arrow Strike Length 645 m
Arrow High Grade Core 300 m
NexGen Energy Ltd.
Drillhole Collar (2015)
Drillhole Collar (2014)
Drillhole Trace
Semi-pelitic Gneiss
Mixed gabbro, granodiorite gneiss and semi-pelitic gneiss
Prospective Structure
Mineralization Outline
Scale 1:5000
50 0 50 100 150
(meters)
NAD83 / UTM zone 12N
N
W
E
S
NexGen Energy Ltd
Rook I
Arrow Drilling
January 5, 2016

Figure 2: A2 Mineralized Shear Longsection (Close Up of Sub-Zone)

30.35m of off-scale radioactivity (>10,000 - >61,000cps)
AR-15-58c2
AR-15-48c1
AR-15-45b
AR-15-57c2
AR-15-57c1
AR-15-41
AR-15-58c1
AR-15 -48c2
AR-15 -57c5
AR-15 -49c2
AR-15-57c4
10.03% 31.5m
AR-15-59c1
2.48% 80.5m
AR-15 -44b
AR-15 -57c3
AR-15-54c1
AR-15 -43a
8.77% 69.0m
AR-15-59c2
AR-15 -48c3
10.09% 27.5m
5.42% 11.0m
7.39% 17.0m
AR-14-30
9.72% 35.5m
10.11% 36.5m
AR-15-62
9.56% 68.5m
AR-15-38
AR-15-53c1
AR-15-34b
AR-15-54c2
AR-15-37
AR-15-53c2
AR-15-61c2
AR-15 -54c4
AR-15 -56c2
AR-15-53c3
AR-14-15
AR-15-32
AR-15-51
AR-15-39w1
AR-15-39
AR-15 -56c1
203m
NexGen Energy Ltd.
Substantial Semi-Massive and Massive Pitchblende
Other Uranium Mineralization and Radioactivity
SCALE 1 : 1500
(m)
-10 0 10 20 30 40 50
NAD83 / UTM zone 12N
AZIMUTH = 55°
N
W
E
S
NexGen Energy
Arrow Zone
A2 Shear - Longitudinal Section
January 5, 2015

Figure 3: A2 Mineralized Shear Longsection

NexGen Energy Ltd.
Radioactive Intersection (Assays Pending)
Uranium Assay Intersection
Selected Assay Results
2015
AR-15-44b: 5.42% U3O8 / 11.0m
9.56% U3O8 / 68.5m
2.65% U3O8 / 34.0m
AR-15-49c2: 8.77% U3O8 / 69.0m
AR-15-54c1: 10.09% U3O8 / 27.5m
AR-15-57c3: 3.94% U3O8 / 81.0m
AR-15-58c1: 2.48% U3O8 / 80.5m
9.72% U3O8 / 35.5m
AR-15-59c2: 10.11% U3O8 / 36.5m
SCALE 1 : 2500
(m)
-20 0 20 40 60
NAD83 / UTM zone 12N
AZIMUTH = 55°
N
E
S
W
NexGen Energy
Arrow Zone
Longitudinal Section - A2 Shear
January 5, 2016
300m
400m
500m
600m
370 m
300 m
AR-14-30
AR-15-43a
AR-15-57c2
AR-15-57c4
AR-15-57c1
AR-15-41
AR-15-45b
AR-15-58c2
AR-15-48c1
AR-15-58c1
AR-15-48c2
AR-15-57c5
AR-15-59c1
AR-15-44b
AR-15-49c2
AR-15-57c3
AR-15-42a
AR-15-54c1
AR-15-59c2
AR-15-48c3
AR-15-34b
AR-15-59c3
AR-15-59c4
AR-14-10
AR-15-54c2
AR-15-62
AR-15-56c2
AR-15-38
AR-15-53c1
AR-15-52
AR-14-15
AR-15-54c4
AR-15-55
AR-15-39w1
AR-15-60c1
AR-15-61c1
AR-15-61c2
AR-15-39
AR-15-51
AR-15-32
AR-15-53c2
AR-15-54c3
AR-15-37
AR-15-56c1
AR-15-56c3
AR-15-60c2
AR-15-53c3

Figure 4: A3 Mineralized Shear Longsection

NexGen Energy Ltd.
Radioactive Intersection (Assays Pending)
Uranium Assay Intersection
Selected Assay Results 2015
AR-15-39: 1.12% U3O8 / 14.0m
2.27% U3O8 / 29.5m
AR-15-41: 0.43% U3O8 / 84.0m
4.98% U3O8 / 2.0m
4.30% U3O8 / 20.5m
AR-15-48c1: 5.43% U3O8 / 24.0m
AR-15-56c1: 12.06% U3O8 / 6.5m
1.14% U3O8 / 28.0m
AR-15-57c2: 0.80% U3O8 / 31.5m
5.89% U3O8 / 29.5m
AR-15-57c3: 2.74% U3O8 / 50.5m
SCALE 1 : 2500
(m)
-20 0 20 40 60
NAD83 / UTM zone 12N
AZIMUTH = 55°
N
E
S
W
NexGen Energy
Arrow Zone
Longitudinal Section - A3 Shear
January 5, 2016
500m
600m
700m
800m
420 m
295 m
AR-14-13
AR-14-08
AR-15-57c2
AR-15-57c5
AR-15-57c3
AR-15-48c1
AR-15-45b
AR-15-41
AR-15-54c1
AR-15-58c2
AR-15-59c1
AR-15-59c2
AR-15-59c4
AR-15-61c2
AR-15-54c2
AR-15-59c3
AR-15-61c1
AR-15-52
AR-15-51
AR-15-44b
AR-15-58c1
AR-15-56c1
AR-15-54c4
AR-15-56c2
AR-15-49c2
AR-15-42a
AR-15-43a
AR-15-48c3
AR-15-60c2
AR-15-53c3
AR-15-39
AR-15-39w1

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014 and Bow Discovery in March 2015.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

Icuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

The TSXV has neither approved nor disapproved the contents of this press release. Neither the TSXV nor its Regulation Services

Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the proposed use of proceeds and planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, discretion in the use of proceeds, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.